ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.  Name and Address of Reporting Person:	Colwell, Thomas A.

2.  Issuer Name and Tickler or Trading Symbol:  Bar Harbor
Bankshares, CUSIP No. 066849100

3.  IRS or Social Security Number of Reporting Person
(Voluntary):  ###-##-####

4.  Statement for Month/Year:	2000

5.  If Amendment, Date of Original:	NA

6.  Relationship or Reporting Person:	Director



Table 1:  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security		Tran	Tran	Securities	Amount of	Ownership	Nature of
				Date	Code	Acquired	Securities	Form		Ownership
Bar Harbor Bankshares
Balance 12/31/00						5400		D